James M. Rallo Chief Financial Officer and Treasurer Liquidity Services, Inc. 1920 L Street, NW, 6th Floor Washington, DC 20036

April 5, 2012

Ms. Kathleen Collins
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re: Liquidity Services, Inc.

Form 10-K for Fiscal Year Ended September 30, 2011

Filed December 9, 2011

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Filed February 8, 2012

File No. 000-51813

Dear Ms. Collins:

We received your letter dated March 16, 2012 in connection with the above-referenced filings.  Set forth below are your comments and our responses.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 38

1. You indicate in your response to prior comment 1 that auction participants are determined by the number of registered buyers who bid in an auction for that time period. We further note from your disclosures on page 39 that a registered buyer who bids or participates in more than one auction is counted as an auction participant in each auction in which he or she participates. Accordingly, it appears that in any given period, a particular buyer can be included more than once in your auction participants metric. Please confirm. Also, ignoring the number of auctions a particular buyer participated in, tell us the number of registered buyers that actively participated in auctions during each of the last three fiscal years and tell us how you consider registered active buyers when analyzing and managing your business.

In addition, tell us your consideration to include a discussion of registered active buyers and its impact on your revenues and operations as previously requested.

Company Response:  We confirm that a particular buyer can be included more than once in the metric “total auction participants” for a particular period.  For example, if a registered buyer bids in five different auctions during a fiscal year, that buyer will be included five times in total auction participants for such year.

As for the number of registered buyers who participate in auctions during any fiscal year, we do not track this information. We do not consider the number of registered active buyers to analyze operational performance or manage our business and have not seen a meaningful historical correlation between the total number of registered active buyers and our revenues.  We have determined that the success of our on-line auctions is driven by the number of bidders in each auction, rather than by the number of total active registered buyers.  As a result, we have not included a discussion of this metric and its impact on our revenues and operations in our periodic reports.

If the impact of total registered active buyers on our operations and revenues changes, we will evaluate whether additional information regarding this metric would be material and helpful to an investor’s understanding of our business and would disclose any material information regarding the metric in our future quarterly and annual reports on Forms 10-Q and 10-K (our “future filings”).

Item 15. Exhibits and Financial Statement Schedules

Note 7. Intangible Assets, page 73

2. We note your response to prior comment 5. Regardless of the fact that you disclosed the increases to goodwill due to acquisitions in Note 4 and the impairment of goodwill in Note 5, please confirm that in future filings you will include the reconciliation of the changes in the carrying amount of goodwill as required by ASC 350-20-50-1. We refer you also to the sample disclosures in ASC 350-20-55-24.

Company Response: We confirm that in future filings we will include the reconciliation of the changes in the carrying amount of goodwill as required by ASC 350-20-50-1.

Note 12. Stockholders’ Equity, page 76

3. We note from your response to prior comment 7 that the disclosure for assumptions used to estimate the fair value of your stock options represents the range of assumptions for the three fiscal years for the period ended September 30, 2011. Please revise to clarify this in future filings. Additionally, to the extent that assumptions vary and materially impact the fair value of stock options on a yearly basis, we believe you should separately disclose the range of assumptions used for each fiscal year presented in future filings.

Company Response: In future filings, we will clarify that the assumptions used to estimate the fair value of stock options represent the range of assumptions for the relevant time period.  In addition, to the extent that assumptions vary and materially impact the fair value of stock options on a yearly basis, we will separately disclose the range of assumptions used for each fiscal year.

4. To the extent you do not separately disclose weighted average contractual life for exercisable options, please revise your disclosures in future filings to clarify that this metric is not materially different from that of the outstanding options as indicated in your response to prior comment 8.

Company Response: In future filings, to the extent we do not separately disclose weighted average contractual life for exercisable options, we will clarify that this metric is not materially different from that of outstanding options.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Note 4. Jacobs Trading Acquisition, page 10

5. We note from your response to prior comment 9 that the fair value of the stock consideration for the Jacobs Trading acquisition was determined by discounting the closing price of the shares on September 30, 2011 as a result of the restrictions applicable to the shares. As previously requested, revise to disclose this information in future filings pursuant to ASC 805-30-50-1-b-4. Also, please ensure that your revised disclosures clarify the type of the restrictions placed on these securities.

Company Response: In future filings, we will disclose this information pursuant to ASC 805-30-50-1-b-4, as well as the type of the restrictions placed on these securities.

We acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or require additional information, please call me (202) 558-6207.

Sincerely,

/s/ James M. Rallo
James M. Rallo
Chief Financial Officer